BONTAN CORPORATION INC.
SECOND QUARTER ENDED SEPTEMBER 30, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at November 25, 2011

Index

Overview	3
Summary of Results	3
Number of Common shares, options and warrants	4
Business Environment	4
Risk Factors	4
Forward looking statements	4
Business Plan	5
Results of operations	5
Liquidity and Capital Resources	8
Working Capital	8
Operating Cash Flow	9
Investing Cash Flow	9
Financing Cash Flow	11
Key Contractual Obligation	11
Off balance sheet arrangements	12
Transactions with related parties	12
Financial and derivative Instruments	13
International Financial Reporting Standards	15
Future Accounting Pronouncements	15
Internal Controls over Financial Reporting	16
Public Securities Filings	16

Management Discussion and Analysis

The following discussion and analysis by management (“MD & A”) of the financial condition and financial results for Bontan Corporation Inc. for the second quarter ended September 30, 2011 should be read in conjunction with the interim unaudited condensed Consolidated Financial Statements for the second quarter ended September 30, 2011, and  Canadian GAAP annual audited consolidated financial statements and notes and our annual F-20 report for the year ended March 31, 2011 and interim unaudited condensed consolidated financials prepared in accordance with International Financial Reporting Standards (“IFRS”) and MD & A  for the first quarter ended June 30, 2011.

All financial information has been prepared in accordance with generally accepted accounting principles in Canada (“GAAP”), as set out in the Handbook of the Canadian Institute of
Chartered Accountants – Part 1 (“CICA Handbook”), except for any financial information specifically denoted otherwise. The CICA Handbook was revised to incorporate IFRS as issued by the International Accounting Standards Board, and requires publicly accountable enterprises to apply IFRS effective for years beginning on or after January 1, 2011, and to provide comparative figures for 2010. Accordingly, for periods beginning on or after April 1, 2011, Bontan commenced reporting on this basis. In preparing its financial statements, Bontan started from an opening consolidated statement of financial position as at April 1, 2010, Bontan's IFRS transition date, and made those changes in accounting policies and other adjustments required by IFRS 1 “First-time adoption of International Financial Reporting Standards” (“IFRS 1”) for the first time adoption of IFRS. Note 3 of Bontan’s interim unaudited condensed financial statements for the second quarter of 2012 provides additional information on the impact of the transition to IFRS on Bontan’s previously published Canadian GAAP financial statements for the three and six months ended September 30, 2010.

This management discussion and analysis is prepared by management as at November 25, 2011. The Company’s auditors have not reviewed it.

In this report:

a.	The words “us”, “we”, “our”, “the Company” and “Bontan” have the same meaning unless otherwise stated and refer to Bontan Corporation Inc. and its subsidiary.
b.	Our indirect working interest in two drilling licenses offshore Israel is sometimes referred to as “Israel project”
c.	Our subsidiary, Israel Petroleum Company, Ltd Cayman is referred to as “IPC Cayman”

Overview

Summary of Results

The following table summarizes financial information for the quarter ended September 30, 2011 and the preceding seven quarters: (All amounts in ‘000 CDN$ except net loss per share, which are actual amounts)

Quarter ended	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
	2011	2011	2011	2010 *	2010	2010	2010	2009*
Total Revenue	-	-	-	-	-	-	-	-
Net loss	(673)	(874)	(3,728)	(1,065)	(1,329)	(486)	(3,927)	(630)
Working capital	(146)	756	1,707	1,167	960	1,085	372	(10,907)
Shareholder’s equity	6,834	7,737	8,688	8,364	8,323	8,448	6,900	6,809
Net loss per share - basic and diluted	$(0.01)	$(0.01)	$(0.05)	$(0.01)	$(0.02)	$(0.01)	$(0.09)	$(0.01)

Details for these quarters are derived from financials prepared under previous Canadian GAAP while figures for the other quarters are derived from financials prepared in accordance with IFRS

Number of common shares, options and warrants

These are as follows:

As at September 30, 2011 AND November 25, 2011
Shares issued and outstanding	78,664,076
Warrants issued and outstanding (a)	73,071,420
Options granted but not yet exercised (b)	5,775,000

(a)
Warrants are convertible into equal number of common shares of the Company within two to five years of their issuance, at average exercise price of US$0.26. These warrants have weighted average remaining contractual life of 3.10 years.

(b)	Options are exercisable into equal number of common shares at an average exercise price of US$0.18 and have a weighted average remaining contractual life of approximately 3.12 years.

Business Environment

Risk factors

Please refer to the Annual Report in the form F-20 for the fiscal 2011 for detailed information as the economic and industry factors that are substantially unchanged.

Forward looking statements

Certain statements contained in this report are forward-looking statements. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:
•	Our lack of substantial operating history;

•	The success of the exploration prospects, in which we have interests;
•	Uninsured risks;
•	The impact of competition;
•	The enforceability of legal rights;
•	The volatility of oil and gas prices;
•	Weather and unforeseen operating hazards;

Important factors that could cause the actual results to differ materially from our expectations are disclosed in more detail under the “Risk Factors” in our Annual report for fiscal 2011. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Currently we do not hold interests in any exploration projects and have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). All information contained herein regarding resources is references to undiscovered resources under NI 51-101, whether stated or not.

Business plan

We invest in the exploration and development of oil and gas wells. We focus on partnering with established developers and operators. We have never had any oil and gas operations and do not currently own any oil and gas properties with proven reserves.

In fiscal 2010, we acquired indirect working interest, which is currently 5.23%, in two licenses for drilling oil and gas in offshore location in Israel. Currently there are several disputes with the management of our subsidiary, IPC Cayman surrounding our rights to this property. As explained later, these disputes are being contested in courts in Israel and Cayman Islands.

We are therefore currently focused on resolving the disputes.  There are also efforts in progress in out of court settlement with the management of IPC Cayman. These actions may result in us selling our interest on terms acceptable to us. If this happens, then we will invest the cash acquired through sale into other business opportunities. On the other hand, if we are successful in preserving our working interest, we will focus on participating in the future development of these two licenses.

Results of operations

Three months ended September 30	2011	2010
	In 000’s CDN$
Income	-	-
Expenses	(673)	(1,407)
	(673)	(1,407)
Non-controlling interests	-	78
Net loss for period	(673)	(1,329)
Deficit at end of period	(42,538)	(39,077)

Overview

During the three months ended September 30, 2011, we were primarily busy with various litigation matters involving legal actions against the management of IPC Cayman and others. Further details of these actions are elaborated later in this report.

During the quarter ended September 30, 2011, there were no new developments relating to the Israeli project.

During the three months ended September 30, 2010, key events included (a) further processing work on 3D seismic data obtained for the areas covered by the two drilling licenses in off shore Israel wherein we hold an indirect working interest; and (b) disposal of significant part of our short term investment portfolio, mainly comprising non-performing investments which showed no sign of any future improvements.

Income

We had no revenue during the three months ended September 30, 2011 and 2010.

Expenses

The overall analysis of the expenses is as follows:

	Three months ended September 30
	2011	2010

Operating expenses	64,895	165,426
Consulting fee & payroll	116,927	474,189
Exchange losses	21,656	5,971
Loss on disposal of short term investments	12,449	536,290
Write down of short term investments	181,250	-
Professional fees	276,085	225,206
	673,262	1,407,082

Operating Expenses
	Three months ended September 30,
	2011	2010
Travel, meals and promotion	$ 7,826	$ 79,027
Shareholders information	32,714	35,359
other	24,355	51,040
	$ 64,895	$ 165,426

Travel, meals and promotions

As explained earlier, our primary focus during the three months to September 30, 2011 was on handing various litigation matters. This explains significant reduction in expenses compared to the same period in the previous fiscal year.

Expenses for the three months ended September 30, 2010 were substantially incurred by the key consultant, Mr. Terence Robinson and other consultants in visiting Vancouver, UK and USA in connection with the Israel Offshore Project and further fund raising efforts and local club and entertainment costs in business meetings and by IPC Cayman manager –Mr. Howard Cooper in visiting Israel, Europe and Canada in handling the Israel project.

Shareholder information

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees.

Major cost consists of media relation and investor relation services provided by Current Capital Corp. under contracts dated July 1, 2004, which are being renewed automatically unless canceled in writing by a 30-day notice for a total monthly fee of US$10,000. Current Capital Corp. is a shareholder Corporation where the Chief Executive and Financial Officer of the Company provide accounting services.

Management believes that such services are essential to ensure our existing shareholder base and prospective investors/brokers and other interested parties are constantly kept in contact and their comments and concerns are brought to the attention of the management on a timely basis.

Fees were consistent for the 2011 and 2010 periods.

Other operating costs

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs. Lack of any significant business activities explains the reduction in these costs.

Consulting fees and payroll

Three months ended September 30	2011	2010

Fees settled in common shares	-	$ 204,527
Fees settled in cash	106,021	260,938
Payroll	10,906	8,724

	116,927	$ 474,189

Consulting fees related to fees paid to the CEO and two other consultants and two members of the audit committee. Fees to these consultants were consistent for the 2011 and 2010 periods.

During the three months ended September 30, 2010, other consulting fees included shares issued to a consultant in settlement of his fees of $18,624, while eight other consultants including the three directors of the Company and three consultants of IPC Cayman were issued total of 950,000 options for five year term and exercise price of US$0.35 to convert into equal number of common shares of the Company. These options were fully vested upon issuance and were valued at $185,903 using the Black-Scholes option price model. Cash fees included fees paid to three consultants in Toronto including Mr. Kam Shah and Mr. terence Robinson of approximately $106,000 and fees of approximately $135,000 paid to four consultants by IPC Cayman including its manager and sole director, Mr. Howard Cooper.

Exchange (gain) loss

Exchange differences related to translation losses arising from converting foreign currency balances, mainly in US dollar into Canadian dollar, which is the functional and presentation currency, on consolidation.

The company had payables in US dollar which, due to the weakening of the Canadian dollar against US dollar resulted in an exchange loss on conversion of approximately $22,000 at September 30, 2011.

As at September 30, 2010, the Company had excess of liabilities in US dollar of approximately $860,000 over its monetary assets in US Dollar. During the quarter ended on that date, Canadian dollar slightly weakened against US dollar from almost par value at the beginning of the period to CDN$1.03 at the end of the period. These fluctuations resulted in a net exchange loss of approximately $ 6,000 for the quarter ended September 30, 2010 on period end translation of US dollar items.

Write off of Short term Investments

As at September 30, 2011, the Company’s short term investment portfolio included three marketable securities whose market price showed continued declining trend which the management believed would unlikely to improve in the near future. The carrying costs of these securities were therefore further written down by $181,250 which amount was considered to have impaired.

Loss on disposal of short term investments

The disposal of short term investments, during the three months ended September 30, 2011, was mainly caused by the need for additional cash to meet increasing litigation costs.

During the quarter ended September 30, 2010, the Company’s management reviewed its short term investment portfolio and identified several holdings whose market value remained depreciated for quite some time and showed no signs of any recovery in the near future. We therefore decided to dispose of these investments to avoid further decline in their values and focus on those whose values are more likely to improve in the near future. Six holdings were disposed of at a loss of $536,290. Two of these holdings accounted for 65% of the realized losses.

Professional fees

Professional fees for the three months ended September 30, 2011 consisted of audit and accounting fees of approximately $36,500 and legal fees of approximately $ 239,500.

Legal fees primarily consisted of fees incurred by the Company for its legal actions against Shaldieli and IPC Cayman management as discussed elsewhere in this report.

The Company expects its legal costs to increase as various lawsuits come up for hearing in Israel and Cayman Island courts.

During the three months ended September 30, 2010, audit fee of $ 15,000 was accrued on the basis of $ 60,000 annual fee. IPC Cayman incurred costs of approximately $85,000 during this period towards its bookkeeping services.

During the above period, legal costs were approximately $ 125,000 including fees of approximately $62,000 incurred by IPC Cayman, in connection with various matters and general advice in connection with the Israeli project.

Liquidity and Capital Resources

Working Capital

As at September 30, 2011, the Company had a working capital deficit of approximately $0.1 million compared to a working capital of approximately $1.7 million as at March 31, 2011.

Cash on hand as at September 30, 2011 was approximately $65,000 compared to $348,000 as at March 31, 2011. Cash was primarily used on the operating and legal expenses which increased significantly due to various legal actions.

Bontan’s cash requirement for the next twelve months will largely depend on how quickly the various legal actions are resolved either in courts or through settlement. If litigations continue, we estimate our cash requirement for working capital to be around $ 1 million. While our key shareholders have indicated that they would be willing to provide further financing if needed, no firm commitments have yet been received and a going concern note included as Note 2 (c ) to the unaudited condensed consolidated financials for the second quarter ended September 30, 2011 further elaborates this matter.

 If we succeed in retaining our interest in the Israeli property, we will be required to contribute our share in exploratory well costs beyond $ 28 million, which at this stage cannot be reasonably estimated. In such case, however, we believe that the Company will be able to attract additional cash either through holders of options and warrants exercising their conversion rights or through new private placement. If however, we are able to sell our interest through negotiated settlement or any other means; we will use the funds in acquiring new business opportunities.

Operating cash flow

During the three months ended September 30, 2011, operating activities required net cash outflow of approximately $ 0.4 million, which was met from the available cash and proceeds from the sale of short term marketable securities.

During the quarter ended September 30, 2010, operating activities required net cash out flow of approximately $ 800,000, which was met from the available cash and proceeds from the disposal of short term investments.

The company expects its operating cash requirements to increase as explained elsewhere in the report; the Company has launched several legal actions which will require significant cash as explained above.

Investing cash flows

During the three months ended September 30, 2011, the company received net proceeds totalling $319,890 from the sale of its short term investments, which were used for operational purposes – primarily to pay the legal costs relating to pending litigations.

During the quarter ended September 30, 2010, the company paid approximately US$ 136,000 on the Israeli project in response to a cash call, which was offset by sale of 5% of its interest to the operator as per the agreement. A net cash of approximately $ 200,000 was generated from the disposal of our short term investment portfolio.

Exploration and evaluation expenditure

The Company currently holds indirect 5.23% working interest in the Israeli property. This is held by way of the Company’s equity interest of 76.79% in IPC Cayman which holds 50% equity interest in IPC limited partnership in Israel (“IPC Israel”). IPC Israel is the registered holder of 13.609% interest in two licenses to drill oil and gas offshore Israel.

The relevant tree structure of the holdings in the various companies, prior to the Shaldieli Transaction, is as follows:

Bontan’s working interest is 76.79% of 50% of 13.609% = 5.23%

The key events that happened during the three months ended June 30, 2011 have been detailed under “overview” section of this report.

However, as explained in subsequent events Note 17 to the unaudited condensed consolidated financials for the second quarter ended September 30, 2011, on November 8, IPC Cayman and Shaldieli completed its transaction under which Shaldieli Inc.  allotted 144,821,469 shares to IPC Cayman representing approximately 90% of Shaldieli’s share capital ( subject to further dilution)  in exchange for  IPC Cayman’s 50% equity in IPC Oil & Gas ( Israel) Limited Partnership (“IPC Israel”).

Bontan’s beneficial share, through its ownership of 76.79% equity of IPC Cayman, in the allotted Shaldieli shares is approximately 111.2 million shares of Shaldieli Inc. or approximately 69% of Shaldieli share capital. Shaldieli now holds 50% of the equity in IPC Israel which, in turn, holds a13.6090% working interest in the two licences – Sarah and Myra – under the offshore Israeli Project. Our indirect interest will, as a result, reduce to 4.695%( subject to further dilution). However, we will continue to pursue court actions as explained elsewhere to either have this transaction invalidated and regain our original interest or seek liquidated damages. The final outcome of these actions and counter claims from IPC Cayman cannot be reasonably predicated at this stage.

Pending Disputes

Note 20 of the fiscal 2011 audited financial statements and Note 13 of unaudited condensed consolidated financial statements for the three months ended June 30, 2011, provide details of various lawsuits being filed against Shaldieli, its key shareholders, Mr. Howard Cooper and his company, International Three Crown Petroleum LLC.

The following provide further updates to the pending lawsuits since July 1, 2011

Actions taken in Israel

No new development except for a second pre-trial on November 21, 2011 which was more procedural dealing with disclosures and interrogations.

Actions taken in Cayman Islands

As previously reported, on April 28, 2011, we filed a summons against Israel Petroleum Company Limited (“IPC Cayman”) and International Three Crown Petroleum LLC (ITC”) seeking an order pursuant to section 46 of the Companies Law ( 2010 Revision) that the register of  IPC Cayman be rectified to give effect to a share transfer request made on March 8, 2011 together with such other ancillary relief as may be necessary for the purpose of giving effect to the rectification.

The judge in the Grand Court of the Cayman Islands financial services division dismissed our claim on October 24, 2011.  However, we have received a letter from ITC’s Cayman lawyers stating that ITC and IPC will convene a meeting of IPC’s members of record, provided that such request is made pursuant to the terms of the Stockholders Agreement.

We are now reviewing possibility of calling such a meeting.

Short term investments

The company’s short term investment at September 30, 2011 consisted of Canadian junior resource public companies whose carrying costs, after writing off impairment of $181,250, was approximately $0.6 million and their market value on that date was approximately $0.5 million.

The Company had short term investments at a carrying cost of approximately $ 3.3 million as at September 30, 2010 – all of which were held in five Canadian public companies. These investments were stated at their fair value of approximately $ 1.7 million  as at September 30, 2010 and the difference representing unrealised loss of approximately $1.6 million was transferred to accumulated other comprehensive loss and included under shareholders equity.

Financing cash flows

There were no cash flows from financing activities generated for the three months ended September 30, 2011 and September 30, 2010.

Key Contractual obligations

The only contractual obligation as at September 30, 2011 related to the commitment to cover our share of the exploration costs on the two exploration wells to be drilled on the Israeli property on or before July 2012. These costs are expected to be covered by $ 28 million payable by Ofer brothers who acquired 50% of the working interest from our subsidiary, IPC Cayman.

Further, as explained elsewhere, in November 2011, the intended transaction between Shaldieli Inc. and IPC Cayman was completed and as a result, further exploration costs will be covered through the funds to be raised through Shaldieli Inc. and Bontan is not expected to provide any further funding.

Off balance sheet arrangements

At September 30, 2011 and 2010, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

As explained in note 2(d) to the unaudited condensed consolidated financial statements for the second quarter ended September 30, 2011, the Company de-consolidated IPC Cayman financials effective May 18, 2010 due to loss of control and power to govern the financial and operating policies. The company owns 76.79% equity interest in IPC Cayman. The Company maintains that it has no further financial obligations towards IPC Cayman except to the extent of our share in the exploration costs of the Israeli project in excess of $28 million as explained under Key contractual obligations section of this report.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed in Note 12 to the unaudited condensed consolidated financial statements for the second quarter ended September 30, 2011.

 Given below is background information on some of the key related parties and transactions with them:

1.	Current Capital Corp. (CCC). CCC is a related party in following ways –
a.	Director/President of CCC, Mr. John Robinson is a consultant with Bontan
b.	CCC provides media and investor relation services to Bontan under a consulting contract.
c.	Chief Executive and Financial Officer of Bontan is providing services to CCC.
d.	CCC and John Robinson hold significant shares, options and warrants in Bontan.

CCC also charged a finder’s fee at the rate of 10% of the gross money raised for the Company through issuance of shares and warrants under private placements. In addition,

2.
Mr. Kam Shah is a director of the Company and also provides services as chief executive and financial officer under a five-year contract. The compensation is decided by the board on an annual basis and is usually given in the form of shares and options.

3.
Mr. Terence Robinson was Chairman of the Board and Chief Executive Officer of the Company since October 1, 1991. He resigned from the Board on May 17, 2004 but continues with the Company as a key consultant. He advises the board in the matters of shareholders relations, fund raising campaigns, introduction and evaluation of investment opportunities and overall operating strategies for the Company.

Financial and derivative Instruments

Fair Value
	September 30, 2011		March 31, 2011
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash	65,106	65,106	348,464	348,464
Other receivable	54,785	54,785	114,069	114,069
Short term investments	614,974	476,050	2,118,724	1,359,431
Financial liabilities
Accounts payable and accrued liabilities	742,375	742,375	663,577	663,577

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

i) Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

a.	Cash and cash equivalents – Cash and cash equivalents are held with major financial institutions in Canada and therefore the risk of loss is minimal.

b.	Trade and other receivables – The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is due from the Canadian government.

c.
Short term Investments – The Company has exposure for this balance at September 30, 2011 of approximately $0.48 million (March 31, 2011 - $1.9 million). These investments are in junior Canadian public companies and are valued at their quoted market prices on reporting dates.

ii) Liquidity risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its petroleum and natural gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets and pending litigations could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company. If adequate financing is not available, the Company may be required to relinquish rights to certain of its interests.

iii) Market price risk

Market risk primarily arises from the Company’s short term investments in marketable securities which accounted for approximately 6% of total assets of the Company as at September 30, 2011 (20% as at March 31, 2011). Further, the Company’s holding in one Canadian marketable security accounted for approximately 75% (March 31, 2011: 40%) of the total short term investment in marketable securities as at September 30, 2011.

The Management tries to mitigate this risk by monitoring all its investments daily with experienced consultants and ensuring that investments are made in companies which are financially stable with viable businesses.

iv) Concentration risk

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution and a brokerage firm. The risk is mitigated because the financial institutions are international banks and the brokerage firm is a well-known Canadian brokerage firm with a good market reputation and has all its assets backed up by a major Canadian bank. The Company’s key asset, the indirect working interest in two off shore drilling licenses, is located in Israel.

v) Currency risk

The Company operates primarily in Canada and substantially all of its activities including cash and short term investments are denominated in Canadian dollars. However, costs incurred on exploration and evaluation relating to its interest in the Israeli project and expected potential returns, if any, would be denominated in US dollars. The Company is therefore exposed to fluctuations in the exchange rate between the US and Canadian dollar.

The fluctuation of the US dollar in relation to the Canadian dollar will consequently impact the loss of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates are as follows:

	September 30, 2011	March 31, 2011	September 30, 2010
One US Dollar to CDN Dollar	1.0389	0.9718	1.0298

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time.

The balances in US Dollar as at September 30, 2011 were as follows:  (all figures in 000’ CDN$ equivalent)

Cash, receivable & short term investments	$ 29
Accounts payable and accrual	(345)
Net liabilities	$ (316)

Based on the above net exposure, a 5% depreciation of the Canadian dollar against US dollar will increase the net liabilities by $15,800 while a 5% appreciation of the Canadian dollar against US dollar will decrease the net liabilities by $ 15,800.

International Financial Reporting Standards

Effective April 1, 2011 and as further described in Bontan’s interim unaudited condensed consolidated financial statements and notes for the first quarter ended June 30, 2011, Bontan began reporting its financial results in accordance with international Financial Reporting Standards. Refer to Bontan’s first quarter 2012MD & A dated September 26, 2011for additional information.

Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, valuation of property, plant and equipment, impairment losses, depletion and depreciation, and measurement of stock based compensation.

Future Accounting Pronouncements

Standards issued but not yet effective up to the date of issuance of the Company‘s consolidated financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 – “Financial Instruments” addresses the classification and measurement of financial assets.
IFRS 10 – “Consolidated Financial Statements” builds on existing principles and standards and identifies the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.
IFRS 11 – “Joint Arrangements” establishes the principles for financial reporting by entities when they have an interest in arrangements that are jointly controlled.
IFRS 12 – “Disclosure of Interest in Other Entities” provides the disclosure requirements for interests held in other entities including joint arrangements, associates, special purpose entities and other off balance sheet entities.
IFRS 13 – “Fair Value Measurement” defines fair value, requires disclosure about fair value measurements and provides a framework for measuring fair value when it is required or permitted within the IFRS standards.
IAS 27 – “Separate Financial Statements” revised the existing standard which addresses the presentation of parent company financial statements that are not consolidated financial statements.
IAS 28 – “Investments in Associate and Joint Ventures” revised the existing standard and prescribes the accounting for investments and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

The Company has not completed its evaluation of the effect of adopting these standards on its financial statements.

Internal Controls over Financial Reporting

Our Chief Executive Officer who also serves as Chief Financial Officer (“CEO”) is primarily responsible in establishing and maintaining controls and procedures concerning disclosure of material information and their timely reporting in consultation and under direct supervision of the audit committee which comprises two independent directors. CEO is assisted by one employee. We therefore do not have an effective internal controls and procedures due to lack of segregation of duties. However, given the size and nature of our current operations and involvement of independent directors in the process significantly reduce the risk factors associated with the lack of segregation of duties.

The CEO has instituted a system of disclosure controls for the Company to ensure proper and complete disclosure of material information. The limited number of consultants and direct involvement of the CEO facilitates access to real time information about developments in the business for drafting disclosure documents. All documents are circulated to the board of directors and audit committee according to the disclosure time-lines.

Public Securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at  www.edgar.com.